NO ACT

PG
1-14-10



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010676

March 1, 2010

Paul M. Kinsella
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624

Received SEC
MAR 01 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2010

Re: Genzyme Corporation
Incoming letter dated January 14, 2010

Dear Mr. Kinsella:

This is in response to your letter dated January 14, 2010 concerning the shareholder proposal submitted to Genzyme by John Chevedden. We also have received a letter from the proponent dated February 18, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Genzyme Corporation
Incoming letter dated January 14, 2010

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of Genzyme's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting.

There appears to be some basis for your view that Genzyme may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Genzyme to amend Genzyme's restated articles of incorporation and by-laws to reduce the shareholder vote required to call a special meeting to 40% of the votes entitled to be cast on any issue to be considered at the proposed special meeting. You indicate that the proposal and the proposed amendments sponsored by Genzyme directly conflict and could present conflicting results because they would establish different threshold levels for shareholders to call a special meeting. Accordingly, we will not recommend enforcement action to the Commission if Genzyme omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 18, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Genzyme Corporation (GENZ)
Special Shareholder Meeting Topic

Ladies and Gentlemen:

This responds to the January 14, 2010 request to block this rule 14a-8 proposal.

The company has no need to have a shareholder vote because only a bylaw change is needed to adopt the proposed begrudging 40%-threshold (in place of 10%) for shareholders to call a special meeting. The company proposal is 4-times as demanding as the shareholder proposal. It might be called a one-fourth of an implementation.

And having an unnecessary vote to adopt a one-fourth of an implementation version of this 10%-threshold proposal will deceive shareholders because, when shareholders are given the opportunity to vote, they naturally expect that this enhances their rights as shareholders. But shareholders will not be informed that their voting unnecessarily on 40%-threshold is costing them the right to vote on a 10%-threshold. Shareholder have a right to know that the unnecessary vote on a 40%-threshold is a kangaroo-vote to deprive them of the opportunity to vote on a 10%- threshold.

In contrast to the company's begrudging 40%, this proposal topic (at 10%) won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The 10%-threshold is important because this proposal topic, to give holders of 10% of shareowners the power to call special shareowner meetings, won 51%-support at Pfizer (PFE) in 2009 even after Pfizer adopted a 25% threshold (as opposed to 40%) for shareowners to call a special meeting. This proposal topic subsequently won 55%-support at Time Warner (TWX) in 2009 after Time Warner already adopted a 25%-threshold (as opposed to 40%) for shareowners to call a special meeting.

The 10%-threshold is also important because of this text in *Westlaw Business Currents*, February 5, 2010 (emphasis added):
"Numerous companies are sidestepping [Proposals granting shareholders of 10% or more of the stock of a company the power to call special shareholder meetings], submitting their own proposals granting shareholders the powers to call special meetings. **The catch-22 is that the management proposals generally carry much higher threshold for requesting special meetings** and Rule 14a-8 (i)(9) allows

companies to exclude proposals that would directly conflict with management proposals. General Electric used the Rule 14a-8 (i)(9) defense to omit Chevedden's 10% proposal and now owners of 25% of its shares can request a special meeting. This year, NiSource and Medco have successfully excluded 10% proposals on the grounds that they conflict with management's 25% and 40% proposals. ...

"In the UK, by contrast, it has long been a principle of company law that shareholders should be able to require the directors of a company to call an extraordinary (special) meeting and propose resolutions. The Shareholder Rights Directive and the Companies Act 2006, have, however, **recently reduced the necessary threshold from 10% to 5% of a company's paid-up share capital.** These amendments to existing UK company law mean that the ambit of shareholder rights cover more shareholders than previously and bring the right to call a general meeting (known as 'Requisition Rights' in the U.S.) more in line with the Listing Rules disclosure requirements for significant shareholdings (currently set at 3%). Perhaps this UK practice will one day make its way across the pond."

Additionally the company is setting the stage to repeat this easy coup d'état in 2011. If the company receives concurrence in 2010, then in 2011 it can respond to this identical proposal by scheduling another unnecessary vote for a 35%-threshold or even a 45%-threshold – compared to the 10% shareholders to call a special meeting approved by more than 60% of shareholders at CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,



John Chevedden

cc: Jodie Vasily-Cioffi <Jodie.VasilyCioffi@genzyme.com>

[GENZ: Rule 14a-8 Proposal, November 18, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "Moderate Concern" in executive pay – $13 million for CEO Henri Termeer. Our company did not disclose predetermined financial or individual targets, but merely made a case for the award after the fact. It is better for annual and long-term incentives to be tied to fully disclosed, performance-based metrics. Mr. Termeer was granted 2008 options of $4.5 million. The use of such stock options raised concerns over the link between executive pay and company performance given that small increases in the company's share price can result in large financial gains.

Robert Carpenter, Douglas Berthiaume, Charles Cooney and Henri Termeer each had 15 to 26-years long-tenure – independence concern. Such long-tenured directors held 7 of 15 seats on our most important board committees plus two committee chairmanships. Cornelius McGillicuddy, Gail Koziara Boudreaux and Richard Syron each owned less than 20 shares. Our board was the only significant directorship for Gail Koziara Boudreaux, Richard Syron and Robert Carpenter. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to act by written consent, cumulative voting, an independent board chairman or lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and each would be an excellent topic for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]



ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

January 14, 2010

VIA EMAIL AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Genzyme Corporation: Notice of Intention to Omit Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Genzyme Corporation, a Massachusetts corporation (the "Company" or "Genzyme"), we are filing this letter on behalf of the Company by email. Pursuant to Rule 14a-8(j) under the Exchange Act, we are also filing six hard copies of this letter, including the related shareholder proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent"), for inclusion in the Company's proxy materials for the 2010 annual meeting of shareholders (the "2010 Proxy Materials").

The Proposal and related shareholder correspondence are attached hereto as Exhibit A. The Proposal, in pertinent part, requests that Genzyme shareholders adopt the following resolution:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

For the reasons set forth below, the Company intends to omit the Proposal from the Company's 2010 Proxy Materials. The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities Exchange Commission (the "Commission") if the Company omits the Proposal. We are sending a copy of this letter by email to the Proponent as formal notice of the Company's intention to exclude the Proposal from its 2010 Proxy Materials.

As explained more fully below, the Company believes that the Proposal may be omitted under Rule 14a-8(i)(9) because the proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal conflicts with one of the company's own proposals to be presented to shareholders at the same meeting. On December 8, 2009, the Company's Board of Directors adopted a resolution to present a proposal to shareholders at the Company's 2010 annual meeting of shareholders (the "Company Proposed Amendments") to amend the Company's Restated Articles of Incorporation and By-laws to reduce the shareholder vote necessary for shareholders to call a special meeting.

Section 3 of the Company's By-laws currently provides that special meetings may be called "only by the president or by the board of directors, and shall be called by the secretary or, in case of the death, absence, incapacity or refusal of the secretary, by any other officer, if the secretary receives written demands for a meeting describing the purposes for which such meeting is to be held signed and dated by holders of at least 90% (or such lesser percentage as may be required by law) of all the votes entitled to be cast on any issue to be considered at the proposed special meeting." Approval of the Company Proposed Amendments by shareholders at the 2010 annual meeting would reduce the percentage shareholder vote required to call a special meeting to 40%. The Company Proposed Amendments have terms and conditions that conflict with those of the Proposal. Most significantly, the Company Proposed Amendments would, upon implementation, establish a 40% threshold for calling a special meeting, while the Proposal would establish a 10% threshold. Accordingly, the Proposal and the Company Proposed Amendments would directly conflict. Inclusion of both proposals on the same subject matter in the Company's 2010 Proxy Materials would confuse shareholders and could also present conflicting results to the Company, such as in the event that a shareholder voted in favor of both proposals.

The Staff has consistently concurred in the exclusion of shareholder proposals when a shareholder proposal, on the one hand, and a company-sponsored proposal, on the other hand, would present alternative and conflicting decisions to shareholders. In Honeywell International Inc. (January 4, 2010), the Staff concurred in the exclusion of a proposal that is nearly identical to the Proposal in question here. The Staff permitted the Honeywell proposal to be excluded in light of Honeywell's own company-sponsored proposal to amend its certificate of incorporation to allow shareholders holding 20% of the outstanding shares to call a special meeting of shareholders. See also, e.g., H.J. Heinz Company (May 29, 2009) (Staff concurred in exclusion of proposal to allow 10% of shareholders to call a special meeting in view of a company-sponsored proposal to permit 30% of shareholders to call a special meeting); EMC Corp. (February 24, 2009) (Staff concurred in exclusion of proposal to allow 10% of shareholders to call special meeting in view of company-sponsored proposal to permit 40% of shareholders to call a special meeting); International Paper Co. (Mar. 17, 2009) (same); and Gyrodyne Company of America (Oct. 31, 2005) (shareholder and company proposals on special meetings at 15% and 30% respectively).

Accordingly, the Company respectfully requests that the Staff concur that the Company may omit the Proposal from its 2010 Proxy Materials in reliance upon Rule 14a-8(i)(9).

* * *

We would appreciate a response from the Staff on this no-action request as soon as practicable so that the Company can meet its printing and mailing schedule for the 2010 Proxy Materials. If you have any questions or require additional information concerning this matter, please call me at (617) 951-7921 or Jodie Vasily-Cioffi, Senior Counsel, Securities and Corporate Operations at the Company at (617) 768-6847.

Very truly yours,



Paul M. Kinsella

cc: Jodie Vasily-Cioffi
(Genzyme Corporation)
John Chevedden

24184400_1.DOC

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Henri A. Termeer
Chairman of the Board
Genzyme Corporation (GENZ)
500 Kendall St
Cambridge MA 02142

Rule 14a-8 Proposal

Dear Mr. Termeer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proponent since 1996

November 18, 2009
Date

cc: Peter Wirth <peter.wirth@genzyme.com>
Corporate Secretary
PH: 617 252-7500
FX: 617 252-7600

[GENZ: Rule 14a-8 Proposal, November 18, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes that a large number of small shareowners can combine their holdings to equal the above 10% of holders. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD). William Steiner and Nick Rossi sponsored these proposals.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, independent investment research firm rated our company "Moderate Concern" in executive pay – $13 million for CEO Henri Termeer. Our company did not disclose predetermined financial or individual targets, but merely made a case for the award after the fact. It is better for annual and long-term incentives to be tied to fully disclosed, performance-based metrics. Mr. Termeer was granted 2008 options of $4.5 million. The use of such stock options raised concerns over the link between executive pay and company performance given that small increases in the company's share price can result in large financial gains.

Robert Carpenter, Douglas Berthiaume, Charles Cooney and Henri Termeer each had 15 to 26-years long-tenure – independence concern. Such long-tenured directors held 7 of 15 seats on our most important board committees plus two committee chairmanships. Cornelius McGillicuddy, Gail Koziara Boudreaux and Richard Syron each owned less than 20 shares. Our board was the only significant directorship for Gail Koziara Boudreaux, Richard Syron and Robert Carpenter. This could indicate a significant lack of current transferable director experience.

We had no shareholder right to act by written consent, cumulative voting, an independent board chairman or lead director. Shareholder proposals to address all or some of these topics have received majority votes at other companies and each would be an excellent topic for our next annual meeting.

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, November 18, 2009 9:06 PM
To: Wirth, Peter
Subject: Rule 14a-8 Proposal (GENZ)

Mr. Wirth,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden


CCE00002.pdf

From: Vasily-Cioffi, Jodie
Sent: Tuesday, November 24, 2009 11:34 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Acknowledgement of receipt of proposal

Dear Mr. Chevedden,

As requested in your letter to Mr. Henri Termeer dated November 18, 2009, I am acknowledging receipt of your proposal submitted to Genzyme under Rule 14a-8 of the Federal Proxy Rules. As required by Rule 14a-8, please submit evidence that you have continuously held at least $2,000 in market value of Genzyme's common stock for the past year.

Regards,
Jodie Vasily-Cioffi

****
Jodie Vasily-Cioffi, Esq.
Senior Counsel, Securities and Corporate Operations
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Phone: 617.768.6847
Fax: 617.252.7553
E-mail: jodie.vasilycioffi@genzyme.com

This e-mail message may contain confidential and privileged information. If you have received this message in error, please contact the sender by reply e-mail message and destroy all copies of the original message.

From: Vasily-Cioffi, Jodie
Sent: Tuesday, December 01, 2009 5:21 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Cc: Wirth, Peter
Subject: Rule 14a-8 Proposal

Mr. Chevedden,

Attached please find a letter regarding your 14a-8 proposal to Genzyme.

Sincerely,
Jodie Vasily-Cioffi
****
Jodie Vasily-Cioffi, Esq.
Senior Counsel, Securities and Corporate Operations
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Phone: 617.768.6847
Fax: 617.252.7553
E-mail: jodie.vasilycioffi@genzyme.com

This e-mail message may contain confidential and privileged information. If you have received this message in error, please contact the sender by reply e-mail message and destroy all copies of the original message.


Chevedden response 12.1.09.pdf



Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
T 617-252-7500

Jodie Vasily-Cioffi
Senior Counsel, Securities & Corporate Operations
Direct Phone: 617-768-6847
Direct Fax: 617-252-7553
Email: jodie.vasilycioffi@genzyme.com

December 1, 2009

Via E-Mail and Federal Express

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We have received your letter dated November 18, 2009 to Genzyme Corporation ("Genzyme") regarding your Rule 14a-8 proposal relating to special shareholder meetings.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we are notifying you of your failure to comply with this eligibility requirement. To comply with the requirement, please provide proof of your beneficial ownership of Genzyme common stock by providing either:

1. a written statement from the record holder of your shares (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the requisite number of Genzyme shares for at least one year; or

2. a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Genzyme shares as of or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

Please note that unless you prove that your are eligible to submit your proposal in accordance with Rule 14a-8(b) of the Exchange Act and meet all of the other requirements thereunder, Genzyme will not include your proposal in its proxy materials for the 2010 annual meeting of stockholders.

Rule 14a-(8)(f) requires that any response to this letter be postmarked, or transmitted electronically, no later than 14 days from the date this letter is received. For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (617) 768-6847.

Sincerely,



Joanne M. Vasily-Cioffi

Enclosure

Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142

www.genzyme.com

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 04, 2009 12:10 PM
To: Vasily-Cioffi, Jodie
Cc: Wirth, Peter
Subject: Rule 14a-8 Broker Letter-(GENZ)

Dear Ms. Vasily-Cioffi,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden


CCE00004.pdf

RAM TRUST SERVICES

December 4, 2009

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

To Whom it May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held in his account at Ram Trust Services. Please accept this letter as confirmation that John Chevedden has continuously held no less than 50 shares of the following security since November 14, 2008:

- Genzyme Corp (GENZ)

I hope this information is helpful and please feel free to contact me via telephone or email if you have any questions (direct line: (207) 553-2923 or email: mpage@ramtrust.com). I am available Monday through Friday, 8:00 a.m. to 5:00 p.m. EST.

Sincerely,



Meghan M. Page
Assistant Portfolio Manager

Post-it® Fax Note 7671	Date 12-4-09 # of pages ▶
To Jodie Vasily-Cioffi	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 617-252-7553	Fax #

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 23, 2009 12:48 AM
To: Vasily-Cioffi, Jodie
Subject: Rule 14a-8 Proposal (GENZ)

Dear Ms. Vasily-Cioffi, In following up on our telephone conversation, I believe that it is not necessary to change the Charter. Please confirm this.
Sincerely,
John Chevedden

From: "Vasily-Cioffi, Jodie" <Jodie.VasilyCioffi@genzyme.com>
Date: Wed, 23 Dec 2009 07:21:51 -0500
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Rule 14a-8 Proposal (GENZ)
Subject: Re: Rule 14a-8 Proposal (GENZ)

Dear Mr. Cheevedan,

Thank you for the e-mail. You are correct. However, placing the shareholder call of a special meeting in the charter ensures that both the directors and the shareholders must act to revise it. Such a provision in the bylaws can be unilaterally changed by the directors.

Best regards,
Jodie

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 23, 2009 9:38 AM
To: Vasily-Cioffi, Jodie
Subject: Rule 14a-8 Proposal (GENZ)

Dear Ms. Vasily-Cioffi, This is to request that the shareholder call of a special meeting be placed only in the bylaws.
Sincerely,
John Chevedden

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, December 23, 2009 10:17 PM
To: Vasily-Cioffi, Jodie
Subject: Rule 14a-8 Proposal (GENZ)

Dear Ms. Vasily-Cioffi, Partial implementation without changing the Charter is better and is hopefully agreeable.
Sincerely,
John Chevedden

From: Vasily-Cioffi, Jodie
Sent: Friday, January 08, 2010 11:45 AM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (GENZ)
Importance: High

Dear Mr. Chevedden,

Thank you for your response. The Company plans to put forth in our proxy the proposal that has been approved by our board as I previously outlined to you (i.e. reducing our current 90% threshold for call of a special meeting to 40% and placing the provision in our charter). Given the EMC no-action letter issued by the SEC last proxy season as well as the January 4, 2010 no-action letter issued to Honeywell on your same proposal and based on the same set of facts, we are hopeful that you will agree to withdraw your proposal. If you are unwilling to do so, we plan to submit a no-action request to the SEC based on Rule 14a-8(9). Please let me know if you are agreeable to withdrawing your proposal. If I do not hear back from you by Tuesday, January, 12th we will submit the no-action request.

Regards,
Jodie Vasily-Cioffi

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, January 08, 2010 6:24 PM
To: Vasily-Cioffi, Jodie
Subject: Ultimatum of Genzyme Corporation (GENZ) and Rule 14a-8 Proposal

Dear Ms. Vasily-Cioffi,
This is to confirm that the Genzyme Corporation ultimatum was received.
Sincerely,
John Chevedden